UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION
(Registrant)

Date: October 31, 2006
	By	/s/ Tamihiko Sudo

Tamihiko Sudo
President and Representative Director
This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated October 31, 2006, concerning its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the periods ended September 30, 2006.
2.	The announcement released by the Company to the press in Japan dated October 31, 2006, concerning its decision to sell some land and buildings, comprising all of its Tokorozawa Plant and some of its Omori Plant.

For Immediate Release
October 31, 2006
Pioneer Announces Business Results for 2Q Fiscal 2007
TOKYO — Pioneer Corporation today announced its consolidated second-quarter and semiannual business results, and non-consolidated semiannual business results, for the periods ended September 30, 2006.
Consolidated Financial Highlights
(In millions of yen except per share information)

	Three months			Six months
	ended September 30			ended September 30
			% to			% to
			prior			prior
	2006	2005	year	2006	2005	year
Operating revenue	¥188,643	¥179,888	104.9%	¥380,319	¥339,084	112.2%
Operating income (loss)	4,614	(7,733)	—	11,691	(16,664)	—
Income (loss) from continuing operations before income taxes	4,620	(37,481)	—	12,624	(44,153)	—
Income (loss) from continuing operations	887	(52,838)	—	6,433	(58,207)	—
Income from discontinued operations, net of tax	2,659	137	—	2,775	163	—
Net income (loss)	¥3,546	¥(52,701)	—%	¥9,208	¥(58,044)	—%

Basic net income (loss) per share:
Income (loss) from continuing operations	¥5.09	¥(302.92)		¥36.88	¥(333.70)
Income from discontinued operations, net of tax	15.24	0.78		15.91	0.93
Net income (loss)	¥20.33	¥(302.14)		¥52.79	¥(332.77)

Diluted net income (loss) per share:
Income (loss) from continuing operations	¥4.28	¥(302.92)		¥33.15	¥(333.70)
Income from discontinued operations, net of tax	14.04	0.78		14.65	0.93
Net income (loss)	¥18.32	¥(302.14)		¥47.80	¥(332.77)

Note:	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and in the second quarter of fiscal 2007, sold subsidiaries involved in the electronic components business. The operating results of these subsidiaries and the gain on the sales are presented as income from discontinued operations in the above table. Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
For the second quarter of fiscal 2007, the three months ended September 30, 2006, consolidated operating revenue increased 4.9% from the second quarter of fiscal 2006 to ¥188,643 million (US$1,598.7 million), mainly due to higher sales of plasma displays and car navigation systems, and the weaker yen, despite lower sales of DVD recorders.
     Operating income was ¥4,614 million (US$39.1 million), compared with an operating loss of ¥7,733 million in the corresponding period a year earlier. This reflected higher sales, as well as an improved gross profit margin and lower selling, general and administrative expenses due to the benefits of business restructuring measures started in the previous fiscal year and the weaker yen. Net income totaled ¥3,546 million (US$30.1 million), compared with a net loss of ¥52,701 million in the same period in fiscal 2006. This was due to the absence of impairment losses on property, plant and equipment, equity in losses of affiliated companies and valuation allowances for deferred tax assets, which we recorded in connection with business restructuring in the corresponding period of the previous year, as well as a gain on sale of subsidiaries involved in the electronic components business in the period under review.
     During the second quarter of fiscal 2007, the average value of the Japanese yen was weaker against the U.S. dollar and the euro by 4.3% and 8.4%, respectively, compared with the second quarter of fiscal 2006.
Home Electronics sales increased 6.8% year on year to ¥87,301 million (US$739.8 million). Plasma display sales rose due to strong performance by our own-brand models in North America and Europe, despite a drop in OEM (original equipment manufacturing) sales. Sales of plasma displays accounted for approximately 46% of total Home Electronics sales. In addition, sales of DVD drives rose, while there was a large drop in sales of DVD recorders from the same period a year ago.
     In terms of geographic sales, sales in Japan declined 15.1% to ¥16,152 million (US$136.9 million), while overseas sales climbed 13.4% to ¥71,149 million (US$603.0 million).
     The operating loss in this segment was ¥3,848 million (US$32.6 million), showing an improvement compared with an operating loss of ¥13,140 million in the corresponding period of the previous fiscal year. In addition to growth in sales, this improvement principally reflected an increased gross profit margin mainly in the plasma display field, largely due to the benefits of business restructuring measures and efforts to strictly control costs and improve manufacturing efficiency.
Car Electronics sales increased 7.0% to ¥83,634 million (US$708.8 million), mainly due to increased sales of car navigation systems, despite slightly lower sales of car audio products. In car navigation systems, consumer-market sales increased in Japan and elsewhere, while OEM sales rose in North America. In car audio products, consumer-market sales rose in Central and South America, but fell in Japan and North America. Total OEM sales in this segment accounted for approximately 35% of Car Electronics sales.

     In terms of geographic sales, sales in Japan increased 8.9% to ¥28,564 million (US$242.1 million), and overseas sales rose 6.1% to ¥55,070 million (US$466.7 million).
     Operating income in this segment increased 92.9% year on year to ¥5,586 million (US$47.3 million) due to sales growth and cost reductions achieved by reorganizing our production sites.
In Patent Licensing, royalty revenue decreased 88.0% to ¥500 million (US$4.2 million). This decrease was mainly attributable to the impact of the expiration of some patents licensed to the optical disc industry.
     Operating income in this segment declined 94.8% to ¥187 million (US$1.6 million) compared with the same period of the previous fiscal year.
In the Others segment, sales rose 8.7% to ¥17,208 million (US$145.8 million), mainly reflecting higher sales of factory automation systems and organic light-emitting diode (OLED) displays in Japan.
     In terms of geographic sales, sales in Japan increased 33.2% to ¥11,262 million (US$95.4 million), while overseas sales declined 19.4% to ¥5,946 million (US$50.4 million).
     Operating income in this segment was ¥2,566 million (US$21.7 million) compared with an operating loss of ¥780 million in the corresponding period of the previous fiscal year. This mainly reflected improved profitability in OLED displays due to the benefits of business restructuring measures.
For the first half of fiscal 2007, the six months ended September 30, 2006, consolidated operating revenue rose 12.2% from the first half of fiscal 2006 to ¥380,319 million (US$3,223.0 million). Operating income was ¥11,691 million (US$99.1 million), compared with an operating loss of ¥16,664 million in the corresponding period a year earlier. Net income was ¥9,208 million (US$78.0 million), compared with a net loss of ¥58,044 million in the same period of fiscal 2006.

Note:	Operating income (loss) in each business segment represents operating income (loss) before elimination of intersegment transactions.
Cash Flows
During the first half of fiscal 2007, operating activities used net cash of ¥9,855 million (US$83.5 million). This was mainly due to an increase in trade receivables and inventories of ¥42,652 million (US$361.5 million), as well as a decrease in accrued liabilities of ¥7,866 million (US$66.7 million), which were partially offset by net income of ¥9,208 million (US$78.0 million) and depreciation and amortization of ¥18,500 million (US$156.8 million) for this period. Meanwhile, investing activities used net cash of ¥7,758 million (US$65.7 million). Although the sale of subsidiaries provided net cash of ¥10,862 million (US$92.1 million), we used ¥20,477 million (US$173.5 million) for capital expenditures related mainly to car electronics products and plasma displays. Financing activities provided net cash of ¥5,035 million (US$42.7 million), mainly from an increase in short-term borrowings.
     Consequently, cash and cash equivalents at September 30, 2006 were ¥109,822 million (US$930.7 million), ¥11,858 million lower than at March 31, 2006.
Dividend Policy
Pioneer positions its dividend policy as one of its highest management priorities. On the basis of maintaining stable dividends, the Company sets dividend payments appropriately in light of its financial position, consolidated business results, and other factors. Retained earnings are effectively used primarily to develop businesses, as well as reinforce competitiveness and our management base.
     Based on this dividend policy, Pioneer has decided to pay an interim dividend for fiscal 2007 of ¥5.0 (US$0.04) per share of common stock.
Business Forecasts for Fiscal 2007
We revised our consolidated business forecasts for fiscal 2007, ending March 31, 2007, which were announced on July 31, 2006, as follows:

	(In millions of yen)
	Revised	Previous
	projections	projections
	for fiscal 2007	for fiscal 2007	Changes	Results
	(A)	(B)	(A – B)	for fiscal 2006
Operating revenue	¥820,000	¥845,000	¥(25,000)	¥754,964
Operating income (loss)	18,000	18,000	0	(16,409)
Income (loss) before income taxes	19,000	19,000	0	(71,165)
Net income (loss)	¥10,000	¥7,500	¥2,500	¥(84,986)

Our previous operating revenue forecast has been lowered because second-half sales of plasma displays, DVD recorders and car electronics products are projected to fall below initial forecasts due to intensifying competition, falling market prices and other factors.
     We have not revised our forecasts for operating income and income before income taxes mainly in consideration of the impact of the weaker yen and cost reduction benefits, despite lower operating revenue than forecast previously. Net income is expected to surpass the previous forecast because we posted a gain on sale of subsidiaries involved in the electronic components business in the second quarter of fiscal 2007.
     We are assuming average yen-U.S. dollar and yen-euro exchange rates of ¥115 and ¥145, respectively, for the revised projections.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. It is not our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance for our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditures; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
Risk Factors
Business risks that may have an adverse effect on our business results, financial position and share price include, but are not limited to, the following:
•	Fluctuations in foreign exchange rates, especially the appreciation of the yen
•	Intensified competition with other companies
•	Larger-than-anticipated declines in prices for our core products
•	Failure of the plasma display market, a main area of focus for us, to grow as anticipated
•	Failure of Blu-ray Disc, a next-generation optical disc format we have adopted, with the view to gaining broader market acceptance
•	Decline in profitability due to a large drop in royalty revenue as a result of the expiration of many of our existing patents relating to laser optical disc technologies
•	Greater-than-expected contraction of consumer markets for car electronics products due to growth in OEM markets
•	Impact of the growing portable car navigation systems market on growth in the in-dash car navigation systems market, a main area of focus for us
•	Substantial dependence of our OEM business on customer business performance and other customer-related factors
•	Product recalls or successful product liability claims brought against us, which could result in a significant cost or a negative impact on our reputation
•	Significant reduction in our production capacity which may be caused by damage to our production facilities due to natural disasters or other events, as production of certain products is concentrated at specific facilities
Basic Management Policies and Medium-term Business Plan
Pioneer positions customer satisfaction at the core of management. We seek to offer innovative, high-quality, and value-added electronics products that create new value for customers, aiming to share the Pioneer Group’s philosophy, “Move the Heart and Touch the Soul,” with more people around the world.
Based on this group philosophy, in April 2006 Pioneer formulated a new group vision to guide management over the medium term: “To become a company that encourages all its members to work as a team, with everyone customer-focused, integrating each one’s professionalism in pursuing innovations one after another.” Through this vision, we believe that we can set a process in motion where employees fulfill their duties from the customer’s perspective, and come up with ideas that resonate with other employees around them to give rise to major innovations. This innovation will realize new lifestyle proposals and revolutionary products that change consumers’ ways of life.
Pioneer has also established new numerical targets for the fiscal year ending March 31, 2009, aiming for operating revenue and operating income of at least ¥950 billion and ¥30 billion, respectively, on a consolidated basis. More specifically, we aim to raise the operating margin to at least 7% in the Car Electronics business, and to improve operating profitability in the Home Electronics business, which is still weak, to at least the break-even level.
To attain these targets, we will allocate more resources to the Car Electronics business to maintain a leading position in consumer markets, while aiming to drive overall earnings growth across the entire business by further expanding OEM operations. Meanwhile, production capacity will be ramped up in Thailand and China to prepare for overall business expansion in this segment.
     In the Home Electronics business, we will provide new forms of value for customers, mainly through plasma displays, in terms of picture quality, product design, user-friendliness, product quality, and sound. Pioneer aims to improve the image of its brands, while improving earnings by carefully screening products based on their profitability.
     We remain committed to enhancing our business results by growing earnings in the Car Electronics business and improving profitability in the Home Electronics business as quickly as possible.
Issues to Be Addressed
The economic outlook is for stable growth overall, supported by favorable corporate earnings and consumer spending, despite some concerns over surging materials prices and slower U.S. economic growth. However, Pioneer faces extremely challenging business conditions such as price-based competition in its core products.
In the plasma display business, Pioneer will continue to reduce costs, and review options for increasing production capacity in response to the higher forecast demand for plasma displays. In this regard, we are considering all options, including renovating existing plants through a “Scrap & Build” approach and joint investments with other companies.
     Demand for high-resolution panels is projected to increase in step with the launch of high-definition (HD) broadcasting, and uptake of HD content worldwide through media such as Blu-ray Discs. Pioneer will therefore leverage its technological edge in panel technologies, one of its defining strengths, to offer outstanding high-resolution plasma displays.

In the optical disc business, Pioneer is focusing on products based on Blu-ray Disc, a next-generation optical disc format, as well as DVD products. The market for DVD products is growing, but prices are rapidly falling. In response, Pioneer will reduce costs through production in China and collaborations with other companies, and raise the return on product development investments through external sales of key components. Furthermore, Pioneer is shifting the main thrust of product development to Blu-ray Disc products, as part of efforts to improve profitability by offering new value-added proposals.
Turning to the entire Home Electronics business, Pioneer is constructing a new office in Kawasaki City, Kanagawa Prefecture with the aim of consolidating planning, development and design departments to generate synergies between plasma displays and other audio-visual products. Plans call for construction to be completed in spring 2007.
In the Car Electronics business, specifically in car audio products for consumer markets, Pioneer is focusing on fast-growing markets such as Central and South America and Russia in order to retain its position of leadership in these products. The Company will also offer products that stand apart from those of other companies by delivering new value and functions. In car navigation systems for consumer markets, Pioneer will actively press ahead with business expansion in Europe and North America, as well as in Japan, where Pioneer’s car navigation systems have enjoyed a strong reputation. Aiming to reduce increasing software development costs accompanying product advancements, Pioneer is reforming product development processes and pursuing sharing and standardization in this area.
     In the OEM car audio products business, Pioneer aims to make the most of its strengths in consumer markets to drive further business expansion. In the OEM car navigation system business, Pioneer is reinforcing efforts in the growing market for car navigation systems offered as dealer options in Japan. In parallel, the Company aims to capture new orders by offering new proposals to OEM customers that leverage our own product planning capabilities, which have been proven in consumer markets, and the advantages of conducting map-related content production within its group.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
# # # # # #
The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥118=US$1.00, the approximate rate prevailing on September 30, 2006.

Attachments:
I.	Consolidated financial statements for the three months and the six months ended September 30, 2006

II.	Non-consolidated financial statements for the six months ended September 30, 2006
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6773 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://pioneer.jp/ir-e/

     Pioneer Corporation and Subsidiaries
I. CONSOLIDATED FINANCIAL STATEMENTS
    FOR THE THREE MONTHS AND THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(1) OPERATING REVENUE BY SEGMENT

				(In millions of yen)
	Three months ended September 30
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥16,152	8.6%	¥19,028	10.6%	84.9%
Overseas	71,149	37.7	62,725	34.8	113.4

Home Electronics	87,301	46.3	81,753	45.4	106.8

Domestic	28,564	15.1	26,236	14.6	108.9
Overseas	55,070	29.2	51,904	28.8	106.1

Car Electronics	83,634	44.3	78,140	43.4	107.0

Domestic	—	—	—	—	—
Overseas	500	0.3	4,162	2.3	12.0

Patent Licensing	500	0.3	4,162	2.3	12.0

Domestic	11,262	6.0	8,455	4.7	133.2
Overseas	5,946	3.1	7,378	4.2	80.6

Others	17,208	9.1	15,833	8.9	108.7

Domestic	55,978	29.7	53,719	29.9	104.2
Overseas	132,665	70.3	126,169	70.1	105.1

Total	¥188,643	100.0%	¥179,888	100.0%	104.9%

				(In millions of yen)
	Six months ended September 30
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥32,602	8.6%	¥36,068	10.6%	90.4%
Overseas	138,150	36.3	108,890	32.1	126.9

Home Electronics	170,752	44.9	144,958	42.7	117.8

Domestic	62,882	16.5	56,177	16.6	111.9
Overseas	112,088	29.5	104,176	30.7	107.6

Car Electronics	174,970	46.0	160,353	47.3	109.1

Domestic	—	—	—	—	—
Overseas	1,761	0.5	5,285	1.6	33.3

Patent Licensing	1,761	0.5	5,285	1.6	33.3

Domestic	21,293	5.6	15,016	4.4	141.8
Overseas	11,543	3.0	13,472	4.0	85.7

Others	32,836	8.6	28,488	8.4	115.3

Domestic	116,777	30.7	107,261	31.6	108.9
Overseas	263,542	69.3	231,823	68.4	113.7

Total	¥380,319	100.0%	¥339,084	100.0%	112.2%

Pioneer Corporation and Subsidiaries
(2) CONSOLIDATED STATEMENTS OF OPERATIONS

		(In millions of yen)
	Three months ended September 30
			% to
	2006	2005	prior year
Operating revenue:
Net sales	¥188,143	¥175,726	107.1%
Royalty revenue	500	4,162	12.0

Total operating revenue	188,643	179,888	104.9

Operating costs and expenses:
Cost of sales	142,817	143,257	99.7
Selling, general and administrative expenses	41,212	44,364	92.9

Total operating costs and expenses	184,029	187,621	98.1

Operating income (loss)	4,614	(7,733)	—
Other income (expenses):
Interest income	1,136	624	182.1
Foreign exchange loss	(986)	(320)	308.1
Interest expense	(217)	(325)	66.8
Other—net	73	(29,727)	—

Total other income (expenses)	6	(29,748)	—

Income (loss) from continuing operations before income taxes	4,620	(37,481)	—
Income taxes	3,470	(5,347)	—
Minority interest in losses (earnings) of subsidiaries	(245)	3,601	—
Equity in losses of affiliated companies	(18)	(24,305)	0.1

Income (loss) from continuing operations	887	(52,838)	—
Income from discontinued operations, net of tax	2,659	137	—

Net income (loss)	¥3,546	¥(52,701)	—%

		(In millions of yen)
	Six months ended September 30
			% to
	2006	2005	prior year
Operating revenue:
Net sales	¥378,558	¥333,799	113.4%
Royalty revenue	1,761	5,285	33.3

Total operating revenue	380,319	339,084	112.2

Operating costs and expenses:
Cost of sales	283,384	269,201	105.3
Selling, general and administrative expenses	85,244	86,547	98.5

Total operating costs and expenses	368,628	355,748	103.6

Operating income (loss)	11,691	(16,664)	—
Other income (expenses):
Interest income	2,085	1,251	166.7
Foreign exchange loss	(385)	(1,062)	36.3
Interest expense	(616)	(720)	85.6
Other—net	(151)	(26,958)	0.6

Total other income (expenses)	933	(27,489)	—

Income (loss) from continuing operations before income taxes	12,624	(44,153)	—
Income taxes	6,214	(6,935)	—
Minority interest in losses of subsidiaries	1	4,169	0.0
Equity in earnings (losses) of affiliated companies	22	(25,158)	—

Income (loss) from continuing operations	6,433	(58,207)	—
Income from discontinued operations, net of tax	2,775	163	—

Net income (loss)	¥9,208	¥(58,044)	—%

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED BALANCE SHEETS

				(In millions of yen)
	September 30			March 31
			Increase/		Increase/
	2006	2005	(Decrease)	2006	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥109,822	¥107,198	¥2,624	¥121,680	¥(11,858)
Trade receivables, less allowance	119,106	126,981	(7,875)	107,563	11,543
Inventories	139,030	126,594	12,436	104,226	34,804
Assets held for sale	—	—	—	25,577	(25,577)
Others	70,826	73,878	(3,052)	69,626	1,200

Total current assets	438,784	434,651	4,133	428,672	10,112

Investments and long-term receivables	27,795	25,268	2,527	29,772	(1,977)
Property, plant and equipment, less depreciation	159,857	171,893	(12,036)	160,231	(374)
Intangible assets	19,482	22,723	(3,241)	20,576	(1,094)
Other assets	42,232	44,518	(2,286)	38,795	3,437

Total assets	¥688,150	¥699,053	¥(10,903)	¥678,046	¥10,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥40,270	¥55,560	¥(15,290)	¥30,370	¥9,900
Trade payables	120,322	104,831	15,491	102,082	18,240
Liabilities held for sale	—	—	—	17,863	(17,863)
Others	116,351	122,463	(6,112)	121,977	(5,626)

Total current liabilities	276,943	282,854	(5,911)	272,292	4,651

Long-term debt	89,225	79,512	9,713	92,970	(3,745)
Other long-term liabilities	25,168	41,225	(16,057)	25,425	(257)
Minority interests	14,056	14,202	(146)	14,109	(53)
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,959	82,834	125	82,910	49
Retained earnings	182,162	201,204	(19,042)	173,826	8,336
Accumulated other comprehensive loss	(18,964)	(39,390)	20,426	(20,092)	1,128
Treasury stock	(12,448)	(12,437)	(11)	(12,443)	(5)

Total shareholders’ equity	282,758	281,260	1,498	273,250	9,508

Total liabilities and shareholders’ equity	¥688,150	¥699,053	¥(10,903)	¥678,046	¥10,104

Breakdown of accumulated other comprehensive loss:
Minimum pension liability adjustments	¥(4,650)	¥(11,391)	¥6,741	¥(3,680)	¥(970)
Net unrealized holding gain on securities	9,342	7,475	1,867	10,352	(1,010)
Cumulative foreign currency translation adjustments	(23,656)	(35,474)	11,818	(26,764)	3,108

Total accumulated other comprehensive loss	¥(18,964)	¥(39,390)	¥20,426	¥(20,092)	¥1,128

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	(In millions of yen)
				Accumulated
				Other		Total
	Common	Capital	Retained	Comprehensive	Treasury	Shareholders’
	Stock	Surplus	Earnings	Loss	Stock	Equity
Balance at March 31, 2005	¥49,049	¥82,735	¥260,556	¥(47,669)	¥(12,432)	¥332,239
Net loss			(84,986)			(84,986)
Other comprehensive income				27,577		27,577
Value ascribed to stock options		175				175
Cash dividends (¥10 per share)			(1,744)			(1,744)
Purchase and sales of treasury stock, net					(11)	(11)

Balance at March 31, 2006	¥49,049	¥82,910	¥173,826	¥(20,092)	¥(12,443)	¥273,250
Net Income			9,208			9,208
Other comprehensive income				1,128		1,128
Value ascribed to stock options		49				49
Cash dividends (¥5 per share)			(872)			(872)
Purchase and sales of treasury stock, net					(5)	(5)

Balance at September 30, 2006	¥49,049	¥82,959	¥182,162	¥(18,964)	¥(12,448)	¥282,758

(5) CONSOLIDATED STATEMENTS OF CASH FLOWS

	(In millions of yen)
	Three months		Six months
	ended September 30		ended September 30
	2006	2005	2006	2005
I. Operating activities:
Net income (loss)	¥3,546	¥(52,701)	¥9,208	¥(58,044)
Depreciation and amortization	9,348	11,575	18,500	24,122
(Increase) decrease in trade receivables	1,765	(15,718)	(9,965)	7,160
(Increase) decrease in inventories	(15,446)	1,396	(32,687)	(14,635)
Increase in trade payables	9,519	5,607	17,184	8,016
Increase (decrease) in other accrued liabilities	8,921	10,822	(7,866)	2,737
Other	(3,348)	41,299	(4,229)	31,864

Net cash provided by (used in) operating activities	14,305	2,280	(9,855)	1,220

II. Investing activities:
Payment for purchase of fixed assets	(12,157)	(10,355)	(20,477)	(19,282)
Proceed from sale of discontinued operations	10,862	—	10,862	—
Other	1,584	3,354	1,857	7,357

Net cash provided by (used in) investing activities	289	(7,001)	(7,758)	(11,925)

III. Financing activities:
Increase (decrease) in short-term borrowings and long-term debt	5,742	(3,183)	7,198	2,866
Dividends paid	—	—	(436)	(2,180)
Other	(907)	(1,034)	(1,727)	(2,073)

Net cash provided by (used in) financing activities	4,835	(4,217)	5,035	(1,387)

Effect of exchange rate changes on cash and cash equivalents	1,575	1,366	720	2,609

Net increase (decrease) in cash and cash equivalents	21,004	(7,572)	(11,858)	(9,483)
Cash and cash equivalents, beginning of period	88,818	114,770	121,680	116,681

Cash and cash equivalents, end of period	¥109,822	¥107,198	¥109,822	¥107,198

Free cash flow (I + II)	¥14,594	¥(4,721)	¥(17,613)	¥(10,705)

Pioneer Corporation and Subsidiaries
(6) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>

	(In millions of yen)
	Three months ended September 30
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥87,531	¥(3,848)	¥82,264	¥(13,140)	106.4%	29.3%
Car Electronics	84,124	5,586	78,516	2,896	107.1	192.9
Patent Licensing	500	187	4,201	3,598	11.9	5.2
Others	25,989	2,566	25,099	(780)	103.5	—

Total	198,144	4,491	190,080	(7,426)	104.2	—
Corporate and Eliminations	(9,501)	123	(10,192)	(307)	—	—

Consolidated	¥188,643	¥4,614	¥179,888	¥(7,733)	104.9%	—%

	(In millions of yen)
	Six months ended September 30
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥171,191	¥(4,245)	¥145,772	¥(25,498)	117.4%	16.6%
Car Electronics	175,913	13,118	161,124	8,210	109.2	159.8
Patent Licensing	1,761	974	5,324	3,969	33.1	24.5
Others	50,224	2,804	47,013	(1,666)	106.8	—

Total	399,089	12,651	359,233	(14,985)	111.1	—
Corporate and Eliminations	(18,770)	(960)	(20,149)	(1,679)	—	—

Consolidated	¥380,319	¥11,691	¥339,084	¥(16,664)	112.2%	—%

<Geographic Segments>

	(In millions of yen)
	Six months ended September 30
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Japan	¥322,597	¥5,525	¥283,600	¥(15,923)	113.8%	—%
North America	99,623	4,271	92,524	(1,740)	107.7	—
Europe	80,026	1,528	66,311	(1,315)	120.7	—
Other Regions	175,437	2,862	155,728	3,612	112.7	79.2

Total	677,683	14,186	598,163	(15,366)	113.3	—
Corporate and Eliminations	(297,364)	(2,495)	(259,079)	(1,298)	—	—

Consolidated	¥380,319	¥11,691	¥339,084	¥(16,664)	112.2%	—%

Pioneer Corporation and Subsidiaries
Notes:
1.	The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

2.	The consolidated financial statements include the accounts of the parent company and 118 subsidiaries and the investments in 3 affiliated companies accounted for on an equity basis.

3.	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and in the second quarter of fiscal 2007, sold subsidiaries involved in the electronic components business. The operating results of these subsidiaries and the gain on the sales are presented as income from discontinued operations in the consolidated statements of operations. Reclassifications have been made to previously reported operating revenue by segment, consolidated statements of operations and segment information to conform to this presentation.

Summarized financial information of the discontinued operations for the three months and the six months ended September 30, 2005 and 2006 is as follows:

			(In millions of yen)
	Three months		Six months
	ended September 30		ended September 30
	2006	2005	2006	2005
Operating revenue	¥2,798	¥5,827	¥10,442	¥10,814

Operating income	151	214	425	276

Income before income taxes	142	221	324	283
Gain on sales of discontinued operations	2,488	—	2,488	—
Income taxes	(29)	84	37	120

Income from discontinued operations	¥2,659	¥137	¥2,775	¥163

Pioneer Corporation—Parent Company Only
II.	NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
(1) SALES BY SEGMENT

	(In millions of yen)
	Six months ended September 30
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥28,748	10.6%	¥31,923	13.0%	90.1%
Export	105,716	39.0	84,303	34.3	125.4

Home Electronics	134,464	49.6	116,226	47.3	115.7

Domestic	62,681	23.2	55,997	22.8	111.9
Export	73,391	27.1	73,053	29.7	100.5

Car Electronics	136,072	50.3	129,051	52.5	105.4

Domestic	338	0.1	494	0.2	68.5
Export	10	0.0	47	0.0	23.0

Others	349	0.1	541	0.2	64.5

Domestic	91,768	33.9	88,416	36.0	103.8
Export	179,118	66.1	157,403	64.0	113.8

Total	¥270,886	100.0%	¥245,819	100.0%	110.2%

(2) CONDENSED STATEMENTS OF OPERATIONS

	(In millions of yen)
	Six months ended September 30
	2006		2005
		% to		% to
	Amount	net sales	Amount	net sales
Net sales	¥270,886	100.0%	¥245,819	100.0%
Cost of sales	234,989	86.7	213,720	86.9
Selling, general and administrative expenses	41,825	15.5	41,592	17.0

Operating income (loss)	(5,928)	(2.2)	(9,493)	(3.9)
Non-operating income —net	425	0.2	54	0.1

Ordinary income (loss)	(5,503)	(2.0)	(9,439)	(3.8)
Other income (expenses)—net	4,381	1.6	357	0.1

Income (loss) before income taxes	(1,122)	(0.4)	(9,081)	(3.7)
Income taxes	(308)	(0.1)	5,679	2.3

Net income (loss)	¥(813)	(0.3)%	¥(14,761)	(6.0)%

Pioneer Corporation—Parent Company Only
(3) CONDENSED BALANCE SHEETS
(In millions of yen)

	September 30		March 31
	2006	2005	2006
ASSETS
Current assets:
Cash	¥43,289	¥46,162	¥50,305
Notes and accounts receivable—trade	49,847	46,605	46,034
Inventories	35,298	29,044	30,015
Other current assets	48,937	31,020	40,105

Total current assets	177,373	152,832	166,461

Fixed assets:
Tangible	56,273	52,674	55,537
Intangible	28,366	28,523	28,752
Investments and others	200,814	199,361	201,979

Total fixed assets	285,454	280,559	286,269

Total assets	¥462,827	¥433,392	¥452,730

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Notes and accounts payable—trade	¥76,040	¥53,827	¥56,175
Accrued expenses	53,505	37,471	61,190
Other current liabilities	42,546	15,350	40,512

Total current liabilities	172,091	106,649	157,879
Long-term liabilities	71,860	73,279	73,351

Total liabilities	243,951	179,929	231,230

Shareholders’ equity	—	253,463	221,500

Total liabilities and shareholders’ equity	—	¥433,392	¥452,730

Net assets
Shareholders’ equity	¥212,834	—	—
Difference of appreciation and conversion	6,041	—	—

Total net assets	218,875	—	—

Total liabilities and net assets	¥462,827	—	—

Pioneer Corporation—Parent Company Only
(4) STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(In millions of yen)

	Shareholders’ Equity
		Capital Surplus		Retained Earnings
					Other Retained
					Earnings
						Retained
		Additional	Other			Earnings		Total
	Common	Paid-in	Capital	Legal	Voluntary	Brought	Treasury	Shareholders’
	Stock	Capital	Surplus	Reserve	Reserves	Forward	Stock	Equity
Balance at March 31, 2006	¥49,048	¥81,278	¥36	¥6,140	¥136,931	¥(46,902)	¥(12,442)	¥214,090
Changes in the period:
Issuance of new shares								—
Reversal of voluntary reserves					(47,800)	47,800		—
Dividends from surplus						(436)		(436)
Net income (loss)						(813)		(813)
Disposal of treasury stock			0				0	0
Purchase of treasury stock							(7)	(7)
Net change of items other than shareholders’ equity								—
Total changes in the period	—	—	0	—	(47,800)	46,550	(7)	(1,255)

Balance at September 30, 2006	¥49,048	¥81,278	¥36	¥6,140	¥89,131	¥(351)	¥(12,449)	¥212,834

	Difference of Appreciation and
	Conversion
			Total
	Net		Difference of
	Unrealized	Deferred	Appreciation
	Gains on	Profit	and	Total
	Securities	on Hedges	Conversion	Net Assets
Balance at March 31, 2006	¥7,409	—	¥7,409	¥221,500
Changes in the period:
Issuance of new shares			—	—
Reversal of voluntary reserves			—	—
Dividends from surplus			—	(436)
Net income (loss)			—	(813)
Disposal of treasury stock			—	0
Purchase of treasury stock			—	(7)
Net change of items other than shareholders’ equity	(1,120)	(247)	(1,368)	(1,368)
Total changes in the period	(1,120)	(247)	(1,368)	(2,625)

Balance at September 30, 2006	¥6,288	¥(247)	¥6,041	¥218,876

For Immediate Release
October 31, 2006
Pioneer to Sell Some of Its Properties
TOKYO — Pioneer Corporation today announced that it has decided to sell some land and buildings, comprising all of its Tokorozawa Plant and some of its Omori Plant. As part of business restructuring plans, the functions of the two plants will be consolidated in June 2007 at new facilities currently under construction in Kawasaki City, Kanagawa, Japan.
     The details of the sales are as follows:
Description
1. Properties to Be Sold:

(i)	Tokorozawa Plant (Tokorozawa City, Saitama, Japan)
	Land:	34,187.14 m2 (approx. 368,000 sq ft)
	Buildings:	47,620.73 m2 (approx. 513,000 sq ft)

(ii)	Omori Plant (in part) (Ota-ku, Tokyo, Japan)
	Land:	7,034.41 m2 (approx. 76,000 sq ft)
	Buildings:	14,838.35 m2 (approx. 160,000 sq ft)

Total book value (estimated amount at end of March 2007):
3,500 million yen

Total sales price:
15,700 million yen

Note: Pioneer expects losses on disposal of some of machinery and equipment of the above plants. Such amount is, however, yet to be determined.
2. Buyer:

Name:	HASEKO Corporation
Headquarters:	Minato-ku, Tokyo, Japan
President:	Mr. Takashi Iwao
Paid-in capital:	50,000 million yen
Principal businesses:	Construction, engineering, real estate,
leasing and management, and hotel businesses

Note: Pioneer has no special interests in the buyer.

3. Schedule:

September 2006:	Resolution of the board of directors
Conclusion of the agreement with the buyer

End of March 2007:	Transfer of property rights

End of June 2007:	Hand over of properties
4.	Impact on Business Forecasts:

The gain on the above sales will be recorded during the fiscal year ending March 31, 2008, in which the hand over is scheduled.
Pioneer Corporation is a leading global manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
#          #          #          #          #          #
For further information, please contact:
Hajime Ishizuka, Senior Managing Director and Representative Director
Pioneer Corporation, Tokyo
Phone: +81-3-3494-1111 / Fax: +81-3-3495-4431
E-mail: pioneer_shr@post.pioneer.co.jp
IR Website: http://pioneer.jp/ir-e/